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Filed pursuant to Rule 424 (b)(4)
Registration No. 333-59456

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 16, 2001

16,000,000 Shares

Common Stock

    The shares of common stock are being sold by Sprint Corporation, the selling stockholder. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholder.

    Our common stock is listed on The Nasdaq National Market under the symbol "ELNK." The last reported sale price on August 16, 2001, was $13.17 per share.

    The underwriter has an option to purchase a maximum of 2,400,000 additional shares from Sprint Corporation to cover over-allotments of shares.

    Investing in our common stock involves certain risks. See "Risk Factors" on page 3 of the accompanying prospectus.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Stockholder
Per Share	$12.50	$0.10	$12.40
Total	$200,000,000	$1,600,000	$198,400,000

    Delivery of the shares of common stock will be made on or about August 21, 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

The date of this prospectus supplement is August 16, 2001.

Prospectus Supplement

Prospectus

    You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

SUMMARY

    This section summarizes information contained elsewhere in this prospectus supplement and the accompanying prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read and consider all of the information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before deciding to invest in shares of our common stock.

EarthLink, Inc.

    We are a leading Internet service provider, or ISP, providing reliable nationwide Internet access and related value-added services to our individual and business customers. Our base of approximately 4.9 million paying subscribers on June 30, 2001 makes us one of the largest ISPs in the United States. Our primary service offerings are narrowband and broadband Internet access, web hosting and advertising and e-commerce services. In addition, through our "EarthLink Everywhere" initiative, we offer wireless Internet access through devices such as personal digital assistants, or PDAs, and web-enabled mobile phones. We provide our broad range of products and services to thousands of communities through a nationwide network of dial-up points of presence, or POPs, a nationwide broadband footprint and wireless technologies.

    Our narrowband subscriber base has grown from approximately 1.6 million paying subscribers on December 31, 1998 to approximately 4.4 million paying subscribers on June 30, 2001. In addition, we are one of the nation's largest retail broadband providers, with approximately 346,000 broadband subscribers on June 30, 2001. We have grown our customer base primarily through traditional marketing channels such as direct marketing, alliances with strategic partners and original equipment manufacturers, or OEMs, and strategic acquisitions. Our organic growth strategy has been to capitalize on our nationally recognized brand and our award-winning service while utilizing a variety of marketing channels to sell our services. We also have an open access agreement with AOL Time Warner, which enables us to offer our broadband services to up to 20 million homes passed by the Time Warner cable network. We intend to begin the initial rollout of our broadband service offerings in the Time Warner cable markets in September 2001. In addition, we have an access agreement with Charter Communications and ongoing or recently announced trials with several other cable operators, including Comcast, Cox and AT&T Broadband. We also focus on making strategic acquisitions to complement our organic growth. Since the beginning of 2000, we have added approximately 1.12 million gross subscribers, before churn, through acquisitions. Approximately 758,000 gross subscribers were from the acquisition of OneMain.com while the other approximately 362,000 gross subscribers were from customer base acquisitions of smaller ISPs.

    Our revenues have grown from $290.6 million in 1998 to $986.6 million in 2000 and $598.7 million for the six months ended June 30, 2001. As we grow our revenues, we are focused on improving margins and achieving positive cash flow by capitalizing on the continuing decline in telecommunications costs, the decline in the number of calls to our call centers due to the quality of our software and reliability of our services, benefits of scale, and streamlining of our internal processes and operations. Our EBITDA (as defined herein) has improved from $(32.7) million in the second quarter of 2000 to $(8.2) million for the second quarter of 2001. We expect to achieve positive EBITDA in the fourth quarter of 2001. As of June 30, 2001, we had cash and cash equivalents of $600.5 million, which we believe will fund our operations until we are cash flow positive.

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Our Market Opportunity

    The overall U.S. consumer Internet services market, which has historically been comprised primarily of narrowband access services, is estimated by Jupiter Media Metrix Inc. to be approximately 60 million, or 57% of all, U.S. households at the end of 2001. The broadband access component of the overall consumer Internet services market is estimated by Jupiter Media Metrix Inc. to increase from 8.6 million subscriber households at the end of 2001 to 28.8 million subscriber households in 2005. Consumer broadband access services provide Internet access and usage at significantly greater speeds (up to fifty times faster) than narrowband access. The technologies driving broadband include digital subscriber line, or DSL, cable, fixed wireless and satellite services. These technologies are being made increasingly available to Internet users by multiple vendors. The combination of increased availability and richer media on the Internet should continue to drive the high growth of broadband access. We believe we can aggressively grow our broadband subscriber base by capitalizing on strong growth trends in broadband access and continuing to migrate our core narrowband subscribers to our broadband service.

Our Business Strategy

    Our goal is to sustain and build upon our strong position in the U.S. Internet access market, serving both individual and business customers, by capitalizing on growth opportunities and continuing to execute our operating strategy.

Growth Opportunities

  •
  Aggressively grow our broadband business. EarthLink is one of the largest broadband access providers in the U.S. with approximately 346,000 subscribers on June 30, 2001. We are focused on offering our customers a choice of technologies through which they can access the Internet. We have a national broadband footprint via multiple wholesale vendors, enabling us to deploy DSL, cable, fixed wireless and satellite broadband solutions. We believe that our ability to leverage our existing narrowband subscriber base by migrating those subscribers to our broadband service is a key competitive advantage in growing our broadband subscriber base.

  •
  Increase our revenues from value-added services. We are focused on deploying products and services to further enhance our customers' desktop PC experience as well as extending Internet access beyond the desktop PC via our "EarthLink Everywhere" initiative. In the first quarter of 2001, we launched the industry's first nationwide wired and wireless home networking service; introduced a DSL service targeted at SOHO (small office/home office) and telecommuter customers; and introduced services that enable access to email and other applications from mobile wireless devices. We intend to create additional revenue opportunities from value-added products and services such as special security or privacy services, additional wireless services and Internet appliance-based services.

  •
  Pursue selected acquisitions. We believe that as the ISP market continues to evolve, customers will place greater emphasis on ISP performance, network coverage, reliability and support. As a result, smaller ISPs may be unable to remain competitive on a national or regional basis and may choose to sell their businesses. We intend to continue to evaluate these and other acquisition opportunities as they become available and make disciplined acquisitions where they are attractive.

Operating Strategy

  •
  Continue to emphasize customer service, fostering increased customer loyalty and lower churn. By focusing on providing a service that is easy to install and use, in addition to offering high quality customer service and technical support, we intend to continue to achieve high levels of

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    customer satisfaction. Historically, this strategic focus has resulted in recognition in the form of "Best in Service" and quality awards from industry sources such as MacHome, PC World.Com and Mobile Computing, among others. Our monthly customer churn rate has dropped from 5.0% for the quarter ended March 31, 2000 to 3.9% for the quarter ended June 30, 2001.

  •
  Leverage the scale of our large customer base and existing infrastructure. We focus on leveraging our national footprint by continuing to migrate customers to lower cost telecom networks, utilize volume discounts and manage our network to increase its efficiency. We will also continue to manage our operating expenses and attempt to increase them more slowly than revenues, leveraging our infrastructure as we grow our customer base and revenues. Finally, we will remain focused on maximizing and increasing our marketing effectiveness and utilizing the most cost effective channels.

Our Corporate Profile

    We were formed in February 2000 as the result of a merger between EarthLink Network, Inc. and MindSpring Enterprises, Inc., both of which were founded in 1994. Our principal executive offices are located at 1375 Peachtree St., Atlanta, Georgia 30309, and our telephone number is (404) 815-0770. Our corporate Internet address is www.earthlink.net. We are not incorporating the information on our website into this prospectus supplement or accompanying prospectus, and we do not intend to make our website a part of this prospectus supplement or accompanying prospectus.

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The Offering

Common stock offered by Sprint	16,000,000 shares
Common stock to be outstanding after the offering(1)	134,934,957 shares
Use of proceeds	EarthLink will not receive any of the proceeds from the offering.
Nasdaq National Market symbol	ELNK

(1)
The number of shares of common stock to be outstanding after the offering does not include:

•
39,705,186 shares of common stock reserved for issuance upon the conversion of preferred stock, all of which shares were issuable upon the conversion of preferred stock as of August 16, 2001; and

•
21,868,839 shares of common stock reserved for issuance upon the exercise of stock options and warrants, of which 6,113,314 shares were issuable upon the exercise of options outstanding as of July 31, 2001 at a weighted average exercise price of $17.34 per share.

    Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriter's over-allotment option.

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Summary Consolidated Financial Data
(in thousands, except per share data)

    You should read the following summary financial information relating to our company together with the financial statements and the related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K/A for the year ended December 31, 2000 as well as our Quarterly Reports on Form 10-Q, as amended, which we have filed since December 31, 2000.

	Year Ended December 31,			Six Months Ended June 30,
	1998	1999	2000	2000	2001
				(unaudited)
Statement of Operations
Revenues
Narrowband access	$260,229	$582,883	$833,415	$381,755	$486,133
Web hosting	22,007	47,435	65,756	32,262	31,160
Broadband access	3,321	23,540	57,753	19,335	72,933
Content, commerce and advertising	5,057	16,575	29,706	17,214	8,485

Total revenues	290,614	670,433	986,630	450,566	598,711
Costs of revenues	115,529	248,487	368,133	162,803	249,294
Operations and customer support	80,244	182,134	297,027	138,751	167,269
General and administrative	34,575	67,876	106,148	43,621	60,965

	230,348	498,497	771,308	345,175	477,528
Sales and marketing	65,037	219,349	443,708	214,873	203,186
Merger-related charges(1)	—	—	33,967	33,967	—
Acquisition-related costs(2)	49,684	148,267	132,448	47,866	108,683
Intangible asset write-off(3)	—	—	—	—	11,252

Total operating costs and expenses	345,069	866,113	1,381,431	641,881	800,649

Loss from operations	(54,455)	(195,680)	(394,801)	(191,315)	(201,938)
Interest and other income, net	3,671	21,986	46,485	23,411	11,840
Income tax (provision) benefit	(2,394)	—	2,394	—	—

Net loss	(53,178)	(173,694)	(345,922)	(167,904)	(190,098)
Deductions for accretion dividends	(7,601)	(14,106)	(23,730)	(7,611)	(16,318)

Net loss attributable to common stockholders	$(60,779)	$(187,800)	$(369,652)	$(175,515)	$(206,416)

Basic and diluted net loss per common share attributable to common stockholders(4)	$(0.66)	$(1.65)	$(2.99)	$(1.46)	$(1.58)
Weighted average common shares outstanding(4)	91,466	113,637	123,592	120,128	130,866
Pro forma basic and diluted net loss per common share attributable to common stockholders(4)(5)			$(2.91)	$(1.42)	$(1.54)
Pro forma weighted average common shares outstanding(4)(5)			127,080	123,616	134,354
Other Financial Data
EBITDA(6)	$15,498	$(6,157)	$(189,249)	$(114,162)	$(26,752)
Net cash provided by (used in) operating activities	62,098	44,211	(127,162)	(50,267)	(159)
Net cash used in investing activities	(56,886)	(339,749)	(351,731)	(88,082)	(69,624)
Net cash provided by (used in) financing activities	277,559	672,684	467,886	521,710	(4,437)
Key Operating Data
Narrowband subscribers	1,599,000	2,988,000	4,306,000	3,473,000	4,370,000
Broadband subscribers	5,000	25,000	215,000	80,000	346,000
Web hosting accounts	36,000	109,000	169,000	135,000	173,000

Total paying customers at end of period	1,640,000	3,122,000	4,690,000	3,688,000	4,889,000

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	As of December 31,			As of June 30,
	1998	1999	2000	2000	2001
				(unaudited)
Balance Sheet Data (in thousands)
Cash and cash equivalents	$308,607	$685,753	$674,746	$1,069,114	$600,526
Working capital	222,954	573,061	478,664	919,683	385,274
Total assets	510,002	1,109,147	1,486,137	1,516,806	1,292,457
Long term debt, net of current portion	10,125	188,367	13,472	5,672	7,895
Shareholders' equity	400,487	758,453	1,182,251	1,297,175	997,611

(1)
Represents merger and restructuring costs incurred during the three months ended March 31, 2000. These costs were primarily attributable to fees associated with investment banking, legal and accounting services, the acceleration of unamortized costs associated with a line of credit and convertible debt, severance costs and non-cash accelerated compensation expense resulting from the merger.

(2)
Represent the amortization of intangible assets acquired in the acquisition of other companies and groups of subscribers, and a one-time transaction cost, in June 1999, of $1,397,000 resulting from the strategic alliance with Sprint.

(3)
In February of 2001, the Company renegotiated its commercial and governance agreement with Sprint Corporation. The Company's exclusive marketing and co-branding arrangements with Sprint have been terminated. Accordingly, management recorded a non-cash charge of approximately $11.3 million to write-off unamortized assets related to the marketing agreement and co-branding agreements with Sprint.

(4)
Basic earnings per share excludes any dilutive effects of options, shares subject to repurchase, warrants, and convertible securities. Diluted earnings per share include the impact of potentially dilutive securities. The Company's potentially dilutive securities are antidilutive and, therefore, are not included in the computation of weighted-average shares used in computing diluted loss per share. See note 1 to our financial statements for more information on the calculation of net loss per share.

(5)
Pro forma data reflects the effect of the conversion of 3,680,916 shares of Sprint's preferred stock into an aggregate of 3,487,668 shares of common stock, which will be effected in connection with the offering, as if the conversion had occurred on January 1, 2000. The pro forma loss per share does not reflect any adjustment to the accretion dividends associated with Sprint's preferred stock. See note 9 to our financial statements for more information on the accretion dividends.

(6)
EBITDA is defined as earnings (loss) before depreciation and amortization, interest income and expense and income tax expense. EBITDA is not a measure of performance under accounting principles generally accepted in the United States. EBITDA should not be considered a substitute for cash flow from operations, net income or other measures of performance as defined by accounting principles generally accepted in the United States or as a measure of our profitability or liquidity. We understand that our presentation of EBITDA may not be comparable to other similarly titled captions of other companies due to differences in the method of calculation. EBITDA, excluding non-recurring merger-related charges related to the merger of EarthLink Network and Mindspring of approximately $34.0 million, was $(80.2) million for the first six months of 2000 and $(155.3) million for the full year ended 2000.

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BUSINESS

Overview

    EarthLink is a leading ISP providing reliable nationwide Internet access and related value-added services to our individual and business customers. The Company was formed in February 2000 as a result of the merger of EarthLink Network and MindSpring Enterprises. The word "Network" was dropped from the name of the combined company to differentiate it from the former EarthLink Network. By combining the two companies, we formed one of the largest ISPs in the United States. Our objective is to provide directly to consumers the highest quality access to the real Internet and related Internet-based services, which together make the Internet not only relevant but indispensable in the daily lives of our customers. Success in achieving this objective will be measured by achieving the highest customer ratings for quality and the highest customer loyalty in the industry, steady growth in customers and revenues, and high rates of profitability as measured by return on sales and return on equity. This performance will deliver meaningful rewards to our three stakeholders: customers, employees, and stockholders. We are intensely focused on improving margins by capitalizing on the continuing decline in telecommunications costs, the decline in the number of calls to our call centers due to the quality of our software and reliability of our services, benefits of scale, and streamlining of our internal processes and operations.

    Our customer base grew from approximately 3.1 million paying customers on December 31, 1999 to approximately 4.7 million paying customers on December 31, 2000. We ended the second quarter of 2001 with approximately 4.9 million paying customers, up 1.2 million from the same quarter in 2000. Our growth has resulted primarily from strategic acquisitions such as the purchase of OneMain in September 2000, as well as traditional marketing channels and alliances. We believe we have a high customer retention rate for our industry. Our retention rate is a product of our efforts to enhance our customers' Internet experience through (1) simple, rapid and reliable access to the Internet, (2) superior customer service and technical support, and (3) customer education and support.

Amended Relationship with Sprint

    Since June 1998, we have maintained a strategic alliance with Sprint Corporation. As a part of this alliance, Sprint transferred approximately 130,000 Internet customers to us and committed to generating at least 150,000 new customers for us during each of the succeeding five years through their channels. Additionally, we were co-branded as Sprint's exclusive consumer Internet access provider, and we had exclusive access to certain dial-up modem ports in Sprint's network. We also had access to Sprint's marketing and distribution channels and the right to use Sprint's widely recognized brand name.

    In February of 2001, we renegotiated our commercial and governance arrangements with Sprint to reflect the evolution of both our relationship and the telecommunications-Internet market. While we continue to have a close relationship with Sprint, the following highlights the changes we made:

Commercial Relationship

    EarthLink continues to support a variety of Sprint-branded retail Internet services, such as Sprint's broadband services, and some of its web hosting services. EarthLink does this through a wholesale arrangement with Sprint. Sprint continues to sell EarthLink-branded dial up Internet access service, though Sprint may now, at its election, create a Sprint-branded dial-up service, using EarthLink or competitive components on a wholesale basis. Although Sprint may continue to use the EarthLink brand in these wholesale services, it is not required to do so. EarthLink is likewise released from any obligation to co-brand any of its services with the Sprint brand.

    Both companies have removed all exclusivity provisions from the relationship. Sprint is free to pursue relationships with other ISPs, and we are free to enter into commercial relationships with other telecommunications service providers.

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    As Sprint had already delivered nearly three quarters of the subscribers required under their five year, 750,000 subscriber guarantee, EarthLink released Sprint from the remainder of its guarantee.

Governance Relationship

    Among other changes in the governance relationship, Sprint no longer has the express right to acquire EarthLink pursuant to procedures provided in the original agreement. Sprint will continue to have the right to maintain its percentage of our fully diluted equity ownership by purchasing shares on the market or from third parties in the event that we dilute Sprint's interest by issuing voting securities in a financing, in an acquisition, or by the exercise of options or warrants or the conversion of convertible securities into voting stock. However, Sprint will, in most cases, have no other contractual rights to acquire EarthLink securities from the Company. Sprint will have the right to receive notice and submit a competing offer to purchase all, but not less than all, of our equity in the event a third-party seeks to acquire a controlling interest in EarthLink. In that case, our Board is not contractually obligated to accept Sprint's counter-offer, but will analyze it in exercising its fiduciary duties to our stockholders.

    Sprint has also relinquished its right to appoint two members to our Board of Directors. Sprint's representatives have resigned from their positions on our Board. This new governance arrangement terminates in the event that EarthLink consummates a change in control transaction with a third party, or if Sprint acquires all of the equity of EarthLink pursuant to a counter offer that our Board of Directors accepts, or if Sprint's ownership of our common and preferred equity falls below 5% of our total voting equity.

Other Strategic Alliances and Acquisitions

    In January 2000, we entered into a strategic alliance with Apple Computer, Inc. and Apple Computer, Inc. Limited, its Irish subsidiary. In connection with this alliance, we expanded our existing commercial relationship with Apple so that we will serve as the default ISP for Apple's line of Macintosh branded computers sold in the United States for a minimum of two years and our overall commercial relationship has been extended through January 4, 2005. In addition, Apple purchased $200 million of our newly created series C convertible preferred stock and received the right to appoint one member to EarthLink's Board of Directors. This director appointment right, however, terminates upon the earlier to occur of (1) Apple terminating the exclusivity provisions of the Internet Access Services Agreement that it entered into with EarthLink on January 4, 2000, (2) Apple converting all of the series C preferred stock that it purchased from us into common stock, (3) Apple selling, prior to January 4, 2003, more than 25% of the series C preferred stock that it purchased from us, or (4) Apple selling, on or after January 4, 2003, more than 50% of the series C preferred stock that it purchased from us.

    In September 2000, we acquired OneMain, including approximately 732,000 individual access accounts, approximately 20,000 web hosting accounts and approximately 6,000 broadband accounts. The aggregate of acquisition price and costs incurred to acquire OneMain was approximately $315.0 million. The aggregate purchase price consisted of (1) $155.4 million in cash, (2) $200,000 in estimated cash payments in lieu of fractional shares, and (3) 9,278,298 shares of EarthLink common stock valued at $106.7 million. In addition, EarthLink assumed capital lease liabilities of $22.1 million and other net liabilities of $1.8 million. Transaction charges incurred in the acquisition totaled approximately $28.8 million.

    In November 2000, we signed a definitive agreement with Time Warner Cable, a company that serves approximately 12.6 million U.S. cable customers, for EarthLink to offer its broadband Internet services over Time Warner Cable systems. Under this agreement, EarthLink's full package of high-speed Internet access, content, applications and functionality will be made available to the approximately 20 million homes passed by Time Warner Cable's broadband-capable cable networks. In June 2001, EarthLink announced that it would begin rolling-out high-speed Internet service over Time

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Warner's cable network in Columbus, Ohio and Syracuse, New York in September 2001 with launches in other cities by the end of 2001. This agreement to offer EarthLink's broadband Internet services over Time Warner Cable's systems was an important advance in bringing the benefits of open access to our subscribers and all Internet users. We expect that by building on our alliances with DSL, cable, fixed wireless and satellite providers, we will significantly expand our ability to provide subscribers with always-on, high-speed Internet access.

Marketing Channels

    Our sales and marketing efforts consist of the following programs:

    Advertising.  We advertise our services in print, billboard, electronic and broadcast media. We participate in national trade shows such as MacWorld, as well as some local and regional trade shows. During the fourth quarter of 2000, EarthLink initiated a major visually distinct advertising campaign aimed at raising brand awareness.

    Direct Marketing.  EarthLink promotes its services directly to customers in the form of disk and coupon distribution through the mail, and through promotional inserts in packages, periodicals and newspapers.

    Original Equipment Manufacturer Channels.  EarthLink has marketing arrangements with a number of leading hardware and software manufacturers to include our Internet access software pre-installed on or included with their products. Our OEM partners include, among others, Apple Computer, and Hewlett Packard.

    Apple Alliance.  Our alliance with Apple makes us the default ISP in Apple's setup software on its Macintosh branded line of computers through January 4, 2005. We are the exclusive default ISP for dial-up, ISDN and DSL services on Macintosh computers sold in the United States.

    Affinity Marketing Program.  Affinity marketing partners such as Discover Card and AAA of Southern California typically bundle our Internet access software with their own goods or services to create a package that promotes EarthLink to potential customers.

    Member Referral Program.  We believe that our existing customers are among our most important marketing tools. We currently waive one month of standard access service fees for each customer who refers a new customer to our service.

Key Business Areas

Broadband

    Broadband access revenues consist of fees charged for high-speed, high-capacity access services including DSL, cable, fixed wireless and satellite services. Broadband has emerged as a meaningful business line and we are a leading provider in the broadband market. At the end of 1999, we serviced approximately 25,000 broadband customers in 12 major cities. At the end of 2000, we serviced approximately 215,000 broadband customers in 86 markets nationwide. As of June 30, 2001, we serviced approximately 346,000 broadband subscribers compared to 80,000 as of June 30, 2000. Many of our broadband customers have upgraded from our dial-up service. We continue to expand our broadband service so all of our dial-up customers will have the option to upgrade to an EarthLink Broadband service rather than use a competing provider. EarthLink's broadband revenues in 2000 were $57.8 million, or 6% of total revenues in 2000. During the first six months of 2001, broadband revenues were $72.9 million, an increase of 277% from the first six months of 2000. Expanded marketing efforts, including those for satellite and cable offerings, are expected to lead to an increase in new subscribers in future quarters.

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Narrowband Access Revenues

    Narrowband access revenues consist of monthly fees charged to customers for dial-up Internet access and one time set up fees. We had approximately 4.3 million narrowband customers as of December 31, 2000 and 4.4 million as of June 30, 2001. Narrowband revenues were $833.4 million in 2000, which represented 84% of total revenues for the year and were $486.1 million for the first six months of 2001, which represented an increase of 27% from the first six months of 2000.

Web Hosting

    We lease server space and provide web services to companies and individuals wishing to have a web or e-commerce presence. EarthLink's web hosting revenues were $65.8 million in 2000, which represented 7% of total revenues for the year. EarthLink's web hosting revenues in the first six months of 2001 were $31.2 million, a 3% decrease compared to the first six months of 2000. As of December 31, 2000, the Company hosted approximately 169,000 Web sites compared to approximately 109,000 in 1999, representing a 55% increase. EarthLink's web hosting customers during second quarter 2001 remained the same from the first quarter of 2001 at 173,000, but increased 28% compared to the second quarter of 2000. The decrease in revenues reflects lower domain fees, which can vary from quarter to quarter, and the migration to lower average prices that will allow EarthLink to be more competitive in the SOHO (small office/home office) business market. Web hosting revenue is expected to stabilize around current levels.

Content, Commerce and Advertising

    We generate content, commerce and advertising revenues by leveraging the value of our customer base and user traffic. The principal component of our strategy is our Premier Partnership Program, through which we offer and sell promotional packages that provide advertisers with access to the multiple points of contact we have with our customers. The Premier Partnership Program focuses on third parties having a natural affinity to and benefit for our customer base. The program generates revenues through (1) sales of online ads; (2) fees generated through revenue sharing arrangements with online retailers who are accessed through our properties; and (3) payments for placing links from our properties to third-party content. We also sell advertising and content space on our various online properties, such as the Personal Start Page, the Mall and our online magazine eLink, and through our news magazine, bLink. We generally charge transaction fees on electronic commerce activities we facilitate.

Services

    We currently support our services through our nationwide points of presence, or POPs, as well as through our broadband access alternatives. Our primary service offerings include:

  •
  Narrowband, or dial-up, Internet access,
  •
  High speed access via DSL, cable, fixed wireless or satellite,
  •
  Web hosting, and
  •
  Content, commerce and advertising.

    Our services are offered in various competitively priced plans designed to meet the needs of our customers. Our Internet access software incorporates a telephone dialer and email program with several leading third-party Internet access tools, including our own proprietary browser as well as the latest browsers from Netscape and Microsoft. This software provides a functional, easy-to-use Internet access solution for Windows and Macintosh platforms. The software automatically installs these and other software applications on customer computers. The simple point-and-click functionality of our software, combined with its easy-to-use multimedia registration and installation system, permits online credit card registration, allowing both our novice and experienced customers to quickly set up access to the Internet.

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    Our business services consist of:

  •
  Web hosting, the business of maintaining a customer's Internet Web site,
  •
  Domain name registration, and
  •
  E-commerce solutions.

    In December 1999, we debuted our new access software and online interface, EarthLink 5.0. EarthLink 5.0 is designed to provide customers with an intuitive, all-in-one Internet environment. It allows for customization and personalization, letting EarthLink customers take advantage of the power, speed and scope of a direct Internet connection through one fully integrated user interface. Customers need only click a button to access the Web, email, chat or other Internet applications. In addition to a one-stop Internet environment, EarthLink 5.0's robust feature set includes an intuitive multimedia-aided account setup process, full management of user profiles and locations, seamless setup and use of broadband connections, and multiple personalization and productivity options.

    In December 2000, we introduced the "EarthLink Everywhere" initiative in which we focus on enabling customers to access the Internet no matter where they are through both wired and wireless non-PC devices and appliances. Under the EarthLink Everywhere program we research and select the most promising new technologies, and bring those access technologies to market. During the second quarter of 2001, we began offering mobile EarthLink email services on the Motorola Talkabout® 2-way communication device and announced that Sony had selected EarthLink as its ISP for its new eVilla™ entertainment center.

Customer Service and Technical Support

    We believe that reliable customer service and technical support are critical to retaining existing customers and attracting new ones. We provide the following services:

  •
  Toll-free, live telephone assistance available seven days a week, 24 hours a day,
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  Email-based assistance available seven days a week, 24 hours a day,
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  Live chat support 5 days a week from 4:00 a.m. to 11:15 p.m. (Pacific time),
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  Help sites and Internet guide files on the EarthLink Web site, and
  •
  Printed reference material.

    We also provide support for businesses with dedicated access connections and web sites. In addition, we maintain newsgroups on the Internet where subscribers can post requests for help and other subscribers, as well as our own support personnel, can respond.

    We currently handle an average of over 79,000 customer service and technical support calls a day through our call centers located in Pasadena, California; Sacramento, California; Rocklin, California; Atlanta, Georgia; Harrisburg, Pennsylvania; Phoenix, Arizona; Seattle, Washington; San Jose, California; and Dallas, Texas. We also contract with call center services vendors whose EarthLink-trained employees provide additional technical support assistance. We believe the call centers' technology and systems are scaleable to accommodate call volume growth. We actively evaluate our call center facilities in order to deliver more effective and efficient services to our customers.

Technical Development and Service Enhancement

    We place significant emphasis on expanding and refining our services to enhance our customers' Internet experience. Our technical staff is engaged in a variety of technical development and service enhancement activities and continuously reviews new third-party software products and technology for potential incorporation into our systems and services. EarthLink 5.0 is a recent product of these efforts. The most recent release of EarthLink 5.0, version 5.03, in December 2000 was a significant event for us. Now every EarthLink customer can use the same software to connect to EarthLink. We also

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regularly update and expand the online services provided through the EarthLink Web site, organize Web content and develop online guides, help screens and other user services and resources.

POPs and Network Infrastructure

    We provide our customers with Internet access primarily through both our managed network and third-party network POPs. Over 90% of the U.S. population can access our Internet service through a local telephone call. We have access to third-party provider POPs through network services agreements with UUNet, Level 3, Sprint and Genuity.

    We believe that using a combination of EarthLink-owned POPs and leased third-party POPs enables us to provide Internet access services on a nationwide basis while managing the timing and magnitude of our capital expenditures. We employ a strategy of leasing POPs from third-party providers in locations where it is more economical to do so. These are typically geographic areas where we have lower market penetration than areas we serve through EarthLink-owned POPs. We periodically reevaluate the economics of this strategy and, if warranted, may install a EarthLink POP to replace or overlap with a third-party POP. Customers located in a geographic area not currently serviced by a local POP can access the Internet through an 800 service.

    We have invested in measures to minimize the effects of damage from fire, earthquake, power loss, telecommunications failure, computer viruses, security breaches and similar events using backup Internet services or backbone facilities or other redundant computing or telecommunications facilities.

Competition

    We operate in the Internet services market, which is extremely competitive. Our current and prospective competitors include many large companies that have substantially greater market presence, financial, technical, marketing and other resources than we have. We compete directly or indirectly with the following categories of companies:

  •
  Established online services, such as America Online, the Microsoft Network and Prodigy,
  •
  Local, regional and national ISPs, such as Internet America,
  •
  National telecommunications companies, such as AT&T and Verizon,
  •
  Regional Bell operating companies, such as BellSouth and SBC Communications Corp,
  •
  Online cable services, such as Excite@Home, AT&T Broadband and Roadrunner,
  •
  Free and low cost ISPs such as NetZero and Juno, and
  •
  Broadband providers such as cable television, utility and local and long distance telephone companies.

    Our competition is likely to increase. We believe this will probably happen as large diversified telecommunications and media companies acquire ISPs and otherwise provide ISP services and as ISPs consolidate into larger, more competitive companies. Diversified competitors may continue to bundle other content, services and products with Internet connectivity services, potentially placing us at a significant competitive disadvantage. In addition, competitors may charge less than we do for Internet services, causing us to reduce (or preventing us from raising) our fees. As a result, our business may suffer.

Proprietary Rights

    General.  We rely on a combination of copyright, trademark, patent and trade secret laws and contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants and, when possible, suppliers and distributors, to sign confidentiality agreements. However, we cannot assure you that our steps will be sufficient to prevent misappropriation of our technology and proprietary rights and information or that our competitors will

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not independently develop technologies that are substantially equivalent or superior to ours. From time to time, third parties have alleged that certain of our trademarks and technologies infringe their intellectual property rights. None of these claims has had an adverse effect on our ability to market and sell our services. However, we cannot ensure that those claims will not have an adverse effect in the future or that others will not assert infringement claims against us in the future.

    Licenses.  We have licenses to distribute and/or use third-party software incorporated in our software. Significant applications which we license for distribution include Netscape Communicator (this license automatically renews each December for additional one-year terms unless either party terminates the license on 120 days notice), Microsoft Internet Explorer (this license expires in August 2001 and thereafter automatically renews for additional one-year terms, although either party may terminate the license at any time on 30 days notice), and MacTCP software from Apple (this license automatically renews each year). We acquired some software, trademarks and other proprietary technology from Spry and Netcom which we may continue to use in support of the customers we acquired from those companies. We have an agreement with AOL under which we distribute a co-branded EarthLink version of AOL Instant Messenger. We intend to maintain or negotiate renewals of existing software licenses and authorizations as necessary. We may also want or need to license other applications in the future. Our inability to renew existing software licenses or to license additional applications could have a material adverse effect on us. There are no associated guaranteed payments or minimum purchase requirements under any of these agreements.

Employees

    As of July 31, 2001, we employed 6,191 individuals, including 1,104 sales and marketing personnel, 4,656 operations and customer support personnel and 431 administrative personnel. We believe we have good relations with our employees. None of our employees is represented by a labor union, and we have no collective bargaining agreements.

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MANAGEMENT

    The following is biographical information for each of the members of our Board of Directors and our executive officers.

Name	Age	Position
Sky D. Dayton	30	Chairman of the Board of Directors
Charles G. Betty	44	Chief Executive Officer and Director
Michael S. McQuary	41	President and Director
Austin M. Beutner	41	Director
Robert M. Kavner	58	Director
Linwood A. Lacy, Jr.	56	Director
Philip W. Schiller	41	Director
Lee Adrean	49	Executive Vice President and Chief Financial Officer
Linda Beck	37	Executive Vice President, Operations
Carter Calle	36	Executive Vice President, Call Center Operations
Samuel R. DeSimone, Jr.	41	Executive Vice President, General Counsel and Secretary
Karen Gough	44	Executive Vice President, Marketing
William S. Heys	51	Executive Vice President, Business Development and Business Services
Jon M. Irwin	40	Executive Vice President, Member Experience
Michael C. Lunsford	33	Executive Vice President, Broadband Services
Veronica J. Murdock	38	Executive Vice President, Acquisitions and Integrations
Gregory J. Stromberg	48	Executive Vice President, Employee Services
Lance Weatherby	40	Executive Vice President, EarthLink Everywhere
Brinton O. C. Young	50	Executive Vice President, Marketing and Corporate Strategy

    Mr. Dayton is the Chairman of the Board of Directors and Founder of EarthLink. Mr. Dayton has served as our Chairman since August 2000. Mr. Dayton served as Chairman of the Board of Directors of EarthLink Network from its inception in May 1994 until its merger with MindSpring, and served as its Chief Executive Officer from May 1994 until May 1996. From 1992 to 1993, he was co-owner of Dayton Walker Design. From 1991 to 1992, he served as director of marketing for new products at Executive Software, a software company. From 1990 to 1994, Mr. Dayton co-owned Cafe Mocha and Joe Cafe, coffee houses in Los Angeles, California. Mr. Dayton is a co-founder and member of the board of directors of eCompanies, a partner in eCompanies Venture Group and Evercore Ventures, and he serves on the boards of directors of Project Mammoth, Inc. and Business.com, Inc.

    Mr. Betty is our Chief Executive Officer and a member of our Board of Directors. Mr. Betty served as President and as a director of EarthLink Network from January 1996 and in May 1996 was named Chief Executive Officer of EarthLink Network, serving in each capacity until its merger with MindSpring. From February 1994 to January 1996, Mr. Betty was a strategic planning consultant, advising Reply Corp., Perot Systems Corporation and Microdyne, Inc. From September 1989 to February 1994, Mr. Betty served as President, Chief Executive Officer and a director of Digital Communications Associates, Inc., a publicly traded network connectivity provider. Mr. Betty serves on the board of directors of Elastic Networks Inc., a publicly traded company and provider of DSL products and services.

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    Mr. McQuary is our President and a member of our Board of Directors. He served as the President of MindSpring from March 1996, the Chief Operating Officer from September 1995 and a director from December 1995 until its merger with EarthLink Network. He also served as MindSpring's Executive Vice President from October 1995 to March 1996 and MindSpring's Executive Vice President of Sales and Marketing from July 1995 to September 1995. Prior to joining MindSpring, Mr. McQuary served in a variety of management positions with Mobil Chemical Co., a petrochemical company, from August 1984 to June 1995, including regional sales manager from April 1991 to February 1994 and Manager of Operations (Reengineering) from February 1994 to June 1995.

    Mr. Beutner has served on our Board of Directors since April 2001. He is the President of Evercore Partners Inc., which he co-founded in 1996, Co-Chairman of Evercore Capital Partners and Chief Executive Officer of Evercore Ventures. From 1994 to 1996, Mr. Beutner was President and Chief Executive Officer of The Russia Investment Fund, a private investment company capitalized with $440 Million by the U.S. Government. Mr. Beutner serves on the Boards of Directors of American Media, Inc., Business.com, Continental Energy Services, Inc., eCompanies LLC, Encoda Systems, Energy Partners, Ltd., Telenet Holding N.V. and Vertis, Inc. and as an Observer on the Board of Callahan Associates International L.L.C. He also serves as Trustee of the California Institute of the Arts and is a member of the Council on Foreign Relations.

    Mr. Kavner has served on our Board of Directors since February 2001. He was a director of EarthLink Network, Inc. until the merger with MindSpring in February 2000. Since 1995 Mr. Kavner has been a venture capital investor in Internet companies and in December 1998 he became a General Partner in Idealab, an incubator of Internet companies. From September 1996 through December 1998 he served as President and Chief Executive Officer of On Command Corporation, a provider of on-demand video for the hospitality industry. From 1984 to 1994, Mr. Kavner held several senior management positions at AT&T, including Senior Vice President and Chief Financial Officer, Chief Executive Officer of the Multimedia Products and Services Group, and Chairman of AT&T Venture Capital Group. Mr. Kavner also served as a member of AT&T's Executive Committee. Mr. Kavner serves as a director of Fleet Financial Group, Ticketmaster Online-CitySearch, Inc., and GoTo.Com.

    Mr. Lacy has served on our Board of Directors since the merger of EarthLink Network and MindSpring, and was a member of the Board of Directors of EarthLink Network from June 1996 until its merger with MindSpring. From October 1996 to October 1998, he served as President and Chief Executive Officer of Micro Warehouse Incorporated. From 1985 to May 1996, he served as the Co-Chairman and Chief Executive Officer of Ingram Micro, Inc., a microcomputer products distributor and a then wholly-owned subsidiary of Ingram Industries Inc. From December 1993 to June 1995, Mr. Lacy was also President of Ingram Industries Inc. From June 1995 until April 1996, he was President and Chief Executive Officer of Ingram Industries Inc., and from April 1996 to May 1996 served as its Vice Chairman. Mr. Lacy serves as a director of Ingram Industries Inc., Entex Information Services, Inc., PcOrder.com and Modus Media International.

    Mr. Schiller has served on our Board of Directors since the merger of EarthLink Network and MindSpring and was a member of the Board of Directors of EarthLink Networks from January 2000 until its merger with MindSpring, and is Apple's Vice President of Worldwide Product Marketing and is responsible for Apple's product strategy, management and communications, including Apple's Power Macintosh G3, PowerBook G3, Mac OS 8.5, Mac OS X Server and the innovative iMac. Previously at Apple Computer, Mr. Schiller held marketing positions in field marketing, channel marketing, multimedia marketing and product marketing where he created the successful PowerBook 500 series of notebook personal computers. Prior to joining Apple in March 1997, Mr. Schiller was the Vice President of Product Marketing at Macromedia, Inc. From 1995 to 1997 Mr. Schiller has also served as Director of Product Marketing at FirePower Systems, Inc. of Menlo Park and has held marketing and

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programming positions at Nolan, Norton & Company of Lexington, Massachusetts and Massachusetts General Hospital in Boston.

    Mr. Adrean has served as the Executive Vice President and Chief Financial Officer since March 2000. From May 1995 to February 2000, Mr. Adrean served as the Executive Vice President and Chief Financial Officer of First Data Corporation in Atlanta. From August 1993 to April 1995, Mr. Adrean served as the President of Providian Corporation Agency Group (a division of Providian Corporation).

    Ms. Beck has served as Executive Vice President of Operations since September 2000. Ms. Beck is responsible for the management of all of EarthLink's operations groups, including development, system administration, MIS, and network operations. Following the EarthLink/MindSpring merger in February 2000, Ms. Beck served as vice president of engineering responsible for the development of EarthLink's products and services, as well as the development and evolution of EarthLink's service delivery infrastructure. She held similar positions at both MindSpring and Netcom, and brings to EarthLink more than 15 years of experience in the high-tech industry. Before joining Netcom in 1996, Linda served in a variety of positions at Sybase, GTE and Amdahl. She began her career at the National Security Agency and has always focused largely on distributed systems, databases, network connectivity solutions and the Internet. Linda earned her bachelor's degree in computer science from Iowa State University and a master's of business administration from St. Mary's College of California in Moraga.

    Mr. Calle has served as Executive Vice President, Call Center Operations since September 2000 and has served EarthLink in a variety of executive positions since 1995 including vice president of call centers. Mr. Calle earned his bachelor's degree in management from the Georgia Institute of Technology and a master's degree in environmental science from the University of Montana.

    Mr. DeSimone has served as Executive Vice President, General Counsel and Secretary since February 2000. Prior to that, Mr. DeSimone served in such capacities at MindSpring since November 1998. From September 1995 to August 1998, Mr. DeSimone served as Vice President of Corporate Development with Merix Corporation of Forest Grove, Oregon, a printed circuit board manufacturer. From June 1990 to August 1995, he was an associate attorney and partner with Lane Powell Spears Lubersky of Portland, Oregon.

    Ms. Gough joined us in June 2001 as Executive Vice President, Marketing. She is responsible for leading our consumer marketing efforts, including branding campaigns, advertising, media, promotions and our extensive direct marketing efforts. Prior to joining EarthLink, from October 1998 until June 2001 she served as the Vice President of Marketing Solutions for Coca-Cola North America, where she was responsible for the Coca-Cola's media planning and buying, Coke's fully integrated, brand building promotional marketing programs, and the company's sports and entertainment marketing initiatives. From August 1990 to October 1998 Ms. Gough held a variety of senior sales and marketing positions with Reckitt & Colman, one of the world's leading manufacturers of household cleaning products and specialty food items. She has also held sales and marketing positions with Pepsi-Cola Company, The National Football League Properties and International Playtex.

    Mr. Heys has served as Executive Vice President, Business Development and Business Services since February 2000. Prior to that he served as Senior Vice President, Sales of EarthLink Network since August 1999, and was Vice President of EarthLink Network's relationship with Sprint from January 1999 through August 1999. Prior to joining EarthLink Network, in October 1994 Mr. Heys founded the high-tech industry consulting firm BHC & Associates. Before starting BHC, Mr. Heys served in a variety of executive sales and marketing management positions at IBM, Wang, Hayes Microcomputer Products and Digital Communications Associates, Inc.

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    Mr. Irwin has served as Executive Vice President, Member Experience since September 2000 and was Executive Vice President of Operations from February 2000 to September 2000. Mr. Irwin has served EarthLink in a variety of executive positions since November 1995 including, Executive Vice President of Operations, Senior Vice President of Broadband Services and Vice President of Customer Support. From November 1994 to November 1995, Mr. Irwin was Vice President for Operations at WorldCom, a telecommunications company. From November 1992 to November 1994 Mr. Irwin served as Vice President of Corporate Development for Impact Telecommunications, an integrated communications company. He has been involved in several start-up telecommunications companies in management roles ranging from marketing to operations.

    Mr. Lunsford has served as Executive Vice President, Broadband Services since February 2000. Prior to that, Mr. Lunsford served in the same role for EarthLink Network from November 1999 until its merger with MindSpring. Prior to that, Mr. Lunsford was EarthLink Network's Vice President of Special Projects, a position he held from the beginning of his employment with EarthLink Network in March of 1999. Before joining EarthLink Network, Mr. Lunsford was a Director with Scott, Madden & Associates, a management consulting firm in Raleigh, North Carolina, from 1995 to 1999. Prior to joining Scott, Madden & Associates, Mr. Lunsford worked for Andersen Consulting in Chicago, Illinois.

    Ms. Murdock has served as Executive Vice President, Acquisitions and Integration since September 2000. Ms. Murdock has served EarthLink in a variety of Executive positions including, Executive Vice President of Member Support and Services and Vice President, Member Support and Services. Prior to joining EarthLink Network, from 1994 to 1998 Ms. Murdock served as Senior Vice President of Worldwide Operations for 7th Level, a multimedia company. Prior to joining 7th Level, Ms. Murdock served as Vice President of Operations for Digital Magic, a visual effects and teleportation company, as well as several executive posts managing teleproduction studios and content technology for the film and television mediums.

    Mr. Stromberg has served as Executive Vice President, Employee Services since February 2000. Prior to that, Mr. Stromberg served as MindSpring's Executive Vice President of Business Services since January 1999, Executive Vice President of Technology from August 1998 until January 1999, Executive Vice President of Call Centers from March 1998 until August 1998, Vice President of Call Centers from June 1996 to March 1998, and Vice President of Technical Support from October 1995 until June 1996. From June 1993 to September 1994, Mr. Stromberg worked as a Regional Manager for Digital Financial Services, a subsidiary of GE Capital. Mr. Stromberg worked in various sales, product management, operations and management positions with Digital Equipment Corporation from June 1983 to June 1993.

    Mr. Weatherby has served as Executive Vice President, EarthLink Everywhere since November 2000. Mr. Weatherby has served in a variety of executive positions since September 1995 including Executive Vice President of Dial Up, Executive Vice President of Sales and Marketing, Vice President of Business Development. Mr. Weatherby held a variety of sales, sales management and marketing positions with Mobil from October 1990 through September 1995, including District Sales Manager from December 1992 through September 1995.

    Mr. Young has served as Executive Vice President, Marketing and Corporate Strategy since February 2000. Prior to that he was Senior Vice President, Marketing of EarthLink Network from August 1998 through December 1999. Mr. Young was Vice President, Strategic Planning of EarthLink Network from March 1996 throughout 1998. From 1990 to 1996, Mr. Young was President of Young & Associates, a consulting firm specializing in strategic planning for high growth companies.

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USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholder.

SELLING STOCKHOLDER

    The selling stockholder is Sprint Corporation. Sprint intends to dispose of shares of common stock as set forth under "Underwriting" below. Sprint owns 12,512,332 shares of EarthLink common stock. In addition, Sprint owns EarthLink series A and series B preferred stock that is convertible into EarthLink common stock at any time. The preferred stock is convertible as of August 16, 2001 into 34,396,874 shares of EarthLink common stock. Sprint is selling all of its existing EarthLink common stock and some of the common stock underlying its preferred stock in this offering.

    The following table sets forth certain information regarding the beneficial ownership of common stock by the selling stockholder as of August 16, 2001 and as adjusted to give effect to the sale of the shares covered by this prospectus supplement. Beneficial ownership is calculated pursuant to SEC rules.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering(1)(2)
Name of Selling Stockholder
	Number	Percentage	Number	Percentage
Sprint Corporation	46,909,206	28.3%	30,909,206	18.6%
2330 Shawnee Mission Parkway
Westwood, KS 66205
(1)
Consists of preferred stock that is immediately convertible into common stock. Assumes sale of all of the shares under this prospectus.

(2)
Does not include the effect of any exercise of the underwriter's over-allotment option. If the underwriter exercises its over-allotment option in full, the selling stockholder will beneficially own 28,509,206 shares, or approximately 17.2%, of our common stock after the offering.

    After the offering, Sprint will continue to have the right to require us to register the common stock underlying its preferred stock for sale pursuant to the Securities Act. Sprint has the right to require three such registrations, one of which may be required to be effected as a shelf registration pursuant to Rule 415 under the Securities Act. In addition, Sprint has certain rights to require us to register these shares when we are registering our shares for sale on our own behalf or for sale by another stockholder.

    Sprint may sell the shares it owns after this offering in a variety of ways, including sales pursuant to Rule 144 under the Securities Act, private sales in transactions exempt from the Securities Act, and in underwritten public offerings.

    You should be further aware that Apple Computer beneficially owns 7,083,333 shares of common stock representing approximately 5.1% of our outstanding shares of common stock, as computed in accordance with the SEC's rules. All of such shares have been registered by us on a shelf registration statement pursuant to Rule 415 under the Securities Act and are freely tradeable. Apple may, like Sprint, sell this stock in a variety of ways.

    Any sales of substantial amounts of either Sprint's or Apple's shares may have an adverse effect on the market price of our common stock.

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UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated August 16, 2001, the selling stockholder has agreed to sell to Credit Suisse First Boston Corporation, the underwriter, the 16,000,000 shares of common stock offered hereby.

    The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

    The selling stockholder has granted to the underwriter a 30-day option to purchase up to 2,400,000 additional outstanding shares from the selling stockholder at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    After the initial public offering, the underwriter may change the public offering price.

    The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Expenses payable by us	$0.04	$0.04	$650,000	$650,000
Expenses payable by the selling stockholder	$0.00625	$0.00543	$100,000	$100,000
Underwriting Discounts and Commissions paid by the selling stockholder	$0.10	$0.10	$1,600,000	$1,840,000

    We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement, except issuances of common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, or grants of employee stock options pursuant to the terms of a plan existing on the date of this prospectus supplement.

    Our chairman, chief executive officer, president and chief financial officer have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus supplement. Our chairman will be allowed to sell up to 500,000 shares of our common stock during the 90-day period after the date of this prospectus supplement.

    The selling stockholder has agreed that it will not, for a period of 90 days after the date of this prospectus supplement offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, except for disclosures required by the federal securities laws, without the prior written consent of Credit Suisse First Boston Corporation.

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    We and the selling stockholder have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments that the underwriter may be required to make in that respect. We will make a payment of $500,000 to the selling stockholder on or after the date of closing of the offering.

    In connection with the offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, covering transactions and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.
  •
  Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any covered short position by either exercising its over-allotment option and/or purchasing shares in the open market.
  •
  Covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option—a naked short position—the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
  •
  In passive market making, the underwriter, in its capacity as market maker in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    In September 2000, EarthLink paid Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of Credit Suisse First Boston Corporation, a cash fee of approximately $1 million for advising EarthLink in connection with the OneMain acquisition.

    A prospectus in electronic format may be made available on the web site maintained by the underwriter. The underwriter may allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

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NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

    By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

    All of the issuer's directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

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LEGAL MATTERS

    Hunton & Williams, Atlanta, Georgia, will pass upon the validity of the shares of common stock offered under this prospectus supplement. King & Spalding, Atlanta, Georgia, has advised the selling stockholder with regard to various matters relating to this offering and the prospectus supplement. Alston & Bird LLP, New York, New York, has advised the underwriter with regard to various matters relating to this offering and the prospectus supplement.

EXPERTS

    The audited consolidated financial statements of EarthLink, Inc. incorporated by reference in EarthLink, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The audited consolidated financial statements as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K/A of EarthLink, Inc. for the year ended December 31, 2000, except as they relate to MindSpring Enterprises, Inc., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to MindSpring Enterprises, Inc. by Arthur Andersen LLP, independent accountants, whose report thereon is also incorporated by reference. The statement of assets acquired and liabilities assumed of the Sprint Internet Passport Business acquired by EarthLink Network, Inc. as of June 5, 1998 incorporated in this prospectus supplement by reference to the Current Report on Form 8-K of EarthLink, Inc. dated August 1, 2001 has also been audited by PricewaterhouseCoopers LLP, independent accountants. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

    Ernst & Young LLP, independent auditors, have audited the Statement of Revenues and Direct Expenses of the Consumer Internet Access Services of Sprint Corporation for the year ended December 31, 1997, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. The Statement of Revenues and Direct Expenses of the Consumer Internet Access Services of Sprint Corporation is incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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Prospectus

EarthLink, Inc.

32,083,333 Shares of Common Stock

    This prospectus relates to 25,000,000 shares of our common stock offered by Sprint Corporation and 7,083,333 shares of our common stock offered by Apple Computer, Inc. Limited. These stockholders are the selling stockholders under this prospectus.

    The selling stockholders will receive all of the net proceeds from their sales of the shares, and EarthLink will not receive any proceeds from the sales of the shares. Our common stock is listed for trading on The Nasdaq Stock Market's National Market under the symbol "ELNK." On August 16, 2001, the last reported sales price of our common stock on The Nasdaq National Market was $13.17.

    You should read this prospectus and any prospectus supplement carefully before you decide to invest. You should consider carefully the risk factors beginning on page 3 of this prospectus before purchasing any of the common stock offered hereby.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these offered securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is August 16, 2001.

Risk Factors

    Prospective investors should carefully consider the following risk factors prior to making an investment in EarthLink's stock.

Increased competition in the Internet services industry may make it difficult for EarthLink to attract and retain customers and to maintain current pricing levels, which could, among other things, lower overall revenues and hinder EarthLink's growth and market share.

    We operate in the Internet services market, which is extremely competitive. Our current and prospective competitors include many large companies that have substantially greater market presence, financial, technical, marketing and other resources than we have. We compete directly or indirectly with the following categories of companies:

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  established online services, such as America Online, the Microsoft Network and Prodigy;

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  local, regional and national Internet service providers, or ISPs, such as Internet America;

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  national telecommunications companies, such as AT&T and Verizon;

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  regional Bell operating companies, such as BellSouth and SBC Communications Corp.;

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  online cable services, such as Excite@Home, AT&T Broadband and Roadrunner;

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  free and low cost ISPs, such as NetZero and Juno; and

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  broadband providers such as cable television, utility and local and long distance telephone companies.

    Our competition is likely to increase. We believe this will probably happen as large diversified telecommunications and media companies acquire ISPs and otherwise provide ISP services and as ISPs consolidate into larger, more competitive companies. Diversified competitors may continue to bundle other content, services and products with Internet connectivity services, potentially placing us at a significant competitive disadvantage. In addition, competitors may charge less than we do for Internet services, causing us to reduce (or preventing us from raising) our fees. As a result, we may not be able to retain or grow our customer base, and accordingly, our business may suffer.

Fluctuations in the use of the Internet for e-commerce transactions could negatively impact EarthLink's subscriber growth rate and incremental revenue levels, which could, in turn, result in decreases in the value of EarthLink's common stock.

    Use of the Internet for retail and commercial transactions is a relatively recent development and the continued demand and growth of a market for content, services and products via the Internet is uncertain. The Internet may ultimately prove not to be a viable commercial marketplace for a number of reasons, including:

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  unwillingness of consumers or companies to shift their purchasing from traditional venues to online-purchases;

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  lack of acceptable security for data and concern for privacy of personal and other confidential information;

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  limitations on access and ease of use;

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  congestion leading to delayed or extended response times;

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  inadequate development of the web infrastructure to keep pace with increased levels of use; and

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  increased or excessive government regulation.

    If use of the Internet for retail or commercial transactions declines or does not increase, and if use for other purposes such as e-mail and web sites does not increase, this could harm EarthLink's business and results of operations through decreases in new customers and incremental revenues, and could result in a decrease in the value of EarthLink's common stock.

Any disruption in the Internet access services provided by EarthLink could result in service interruptions, deteriorations of customer service and added expenses, all of which could negatively impact EarthLink's reputation and reduce EarthLink's overall revenues.

    EarthLink's systems and infrastructure are susceptible to natural and man-made disasters such as earthquakes, fires, floods, power loss and sabotage. EarthLink's systems are also vulnerable to disruptions from computer viruses, technology malfunctions and attempts by hackers to penetrate EarthLink's network security.

    EarthLink expects that it will be covered by insurance from loss of income from some of the events listed above, but this insurance may not be adequate to cover all instances of system failure. EarthLink has insurance from loss of income due to earthquakes, but the amount of such insurance may be insufficient, especially given the frequency and magnitude of earthquakes in California, where a number of EarthLink's facilities are located.

    Any of the events described above could cause interference, delays, service interruptions or suspensions and harm EarthLink's goodwill and profitability.

    EarthLink must continue to expand and adapt its system infrastructure to keep pace with the increase in the number of customers who use the services it provides. Demands on infrastructure that exceed EarthLink's current forecasts could result in technical difficulties with its servers. Continued or repeated system failures could impair EarthLink's reputation and brand names and reduce EarthLink's revenues.

    If, in the future, EarthLink cannot modify these systems to accommodate increased traffic, EarthLink could suffer slower response times, problems with customer service and delays in reporting accurate financial information. Any of these factors could significantly and negatively impact the results of EarthLink's operations and cause a decrease in the value of its common stock.

    EarthLink has invested in measures to minimize the effects of damage from fire, earthquake, power loss, telecommunications failure, computer viruses, security breaches and similar events using backup Internet services or backbone facilities or other redundant computing or telecommunications facilities. However, these measures may not prove adequate to guard against the effects of such events.

We are not profitable and may never achieve profitability or positive cash flow.

    We have incurred substantial losses since our inception and expect to continue to suffer losses in the future. Although we have experienced growth in revenues in recent periods, our costs and expenses have also increased. Our ability to achieve and maintain profitability and positive cash flow depends on a number of factors, including our ability to generate revenue growth and reductions in operating and marketing expenses as a percentage of revenue, implementation and success of our business strategies and the other factors discussed elsewhere in this "Risk Factors" section, many of which are outside of our control. There can be no assurance that we will be able to continue to sustain our revenue growth, control costs or become profitable or cash flow positive. Our inability to achieve profitability or positive cash flow could cause the market price of our common stock to decline.

EarthLink must continue to enhance its products and services and develop new ones to be successful in the rapidly evolving market for Internet services, and we cannot be certain that EarthLink will be able to do so cost-effectively.

    Rapid technological change, changing customer needs, frequent new product and service introductions and evolving industry standards characterize the Internet market. These market characteristics could render EarthLink's services, technology and systems obsolete. EarthLink must continually improve the performance, features and reliability of its services to respond to evolving market demands and competition. EarthLink's business and profitability would be harmed and the value of our common stock could decline if we are unable to respond in a cost-effective and timely manner to changing market conditions or customer requirements.

If EarthLink's third party network providers are unable or unwilling to provide Internet access to our customers on commercially reasonable terms, EarthLink may suffer a loss of customers, higher costs and lower overall profitability.

    EarthLink provides dial-up access through company-owned points of presence and through the networks of Worldcom/UUNet, PSINet, Level 3, Genuity and Sprint. Approximately 94% of EarthLink's customers live in a geographic area served by two or more network providers. EarthLink serves its customers through the combination of network providers that it deems most efficient. Approximately 6% of EarthLink's customers live in a geographic area served by only one network provider. Our ability to provide Internet access to our customers will be limited if our third-party network providers are unable or unwilling to provide access to our customers, we are unable to secure alternative arrangements upon termination of third-party network provider agreements or there is a loss of access to third-party providers for other reasons. These events could also limit our ability to further expand nationally, which could materially and negatively impact our business. If we lose access to third-party providers under current arrangements, we may not be able to make alternative arrangements on terms acceptable to us, or at all. We do not currently have any plans or commitments with respect to alternative third-party provider arrangements in areas served by only one network provider. Moreover, while our contracts with the third-party providers require them to provide commercially reliable service to our customers with a significant assurance of accessibility to the Internet, the performance of third-party providers may not meet our requirements, which could materially and negatively impact our business, financial condition and results of operations.

EarthLink may not be able to maintain or increase its customer levels if it does not have uninterrupted and reasonably priced access to the local and long-distance telecommunications lines necessary for it to provide dial-up and/or broadband Internet access to its customers.

    EarthLink relies on local telephone companies and other firms to provide data communications capacity through local telecommunications lines and leased long-distance lines. We may experience disruptions or capacity constraints in these telecommunications services. If disruptions or capacity constraints occur, we may have no means of replacing these services on a timely basis, or at all. In addition, local phone service is sometimes available only from the local monopoly telephone company in some of the markets we serve. We believe that the federal Telecommunications Act of 1996 generally will lead to increased competition in the provision of local telephone services, but we cannot predict when or to what extent this will occur or the effect of increased competition on pricing or supply.

EarthLink's revenues and results of operations are dependent upon its proprietary technology and EarthLink may not be successful in protecting its proprietary rights or avoiding, or successfully defending against, claims that it infringes upon the proprietary rights of others.

    Our success depends in part upon our software and related documentation. We principally rely upon copyright, trade secret and contract laws to protect our proprietary technology. We cannot be certain that we have taken adequate steps to prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

    We have permission and, in some cases, licenses from each manufacturer of the software that we bundle in our front-end software product for customers. Nevertheless, there can be no assurance that third parties will not assert infringement claims in the future with respect to our current or future products or that any such claims will not require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims. In this regard, from time to time, we receive letters from others requesting that we license their technology, indicating that our products and services may require a license or that our Internet technologies infringe their patent and other intellectual property rights. These letters are not uncommon in the industry, and they are dealt with according to our normal business practices. No claims have been formally asserted beyond these letters, but we cannot assure you that one or more of these third parties, including those whose allegations we have received and are currently analyzing, will not commence an infringement action against us. We continue to investigate these allegations diligently. If an infringement claim is brought against us, we cannot assure you that we would prevail and any adverse outcome could require us, among other things, to pay royalties to the third party patent owners. We may ultimately conclude that it is advisable to reach an agreement with the third party patent owners that could potentially involve the payment of significant license fees. We cannot assure you that we will not receive other letters from third parties alleging infringement in the future.

    We could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights, which could significantly harm our business, financial condition, and results of operations. Parties making these claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief that could effectively block our ability to license our products in the United States or abroad. Such a judgment could significantly harm our business, financial condition and results of operations, including our ability to achieve profitability or positive cash flow. If a third party asserts a claim relating to proprietary technology or information against us, we may seek licenses to the intellectual property from the third party. We cannot be certain, however, that third parties will extend licenses to us on commercially reasonable terms, or at all. If we fail to obtain the necessary licenses or other rights or if the licenses can only be obtained on unfavorable terms, it could significantly harm EarthLink's business, financial condition and results of operations including our ability to achieve profitability or positive cash flow.

Our commercial and strategic alliance arrangements may not be as beneficial to EarthLink as management anticipates.

    We have entered into commercial arrangements with, among others, Apple Computer, USAA, Time Warner Cable and Sprint. Under these types of arrangements, we may, among other things, (1) provide services, including Internet access services, to subscribers over certain proprietary distribution systems, (2) serve as the default Internet access service provider for certain partner equipment sold at retail, (3) promote our services directly to certain partner customers, and (4) permit our partners to market their products, services, content and/or advertisements to our subscribers for transaction fees and/or other types of fees. We believe that these types of arrangements will result in subscriber growth, an improvement in our operating margins, and an increase in our revenues across our product lines. However, we cannot predict whether these arrangements will have the financial and business results we expect. The costs associated with implementing these arrangements may exceed our expectations, which could result in declining operating margins. Furthermore, any or all of the arrangements could terminate earlier than expected resulting in a loss of anticipated benefits and revenues. Due to the challenges associated with these arrangements, we may not achieve the expected financial and business benefits and subscriber growth, and, in some situations, this failure could significantly harm our business operations.

Difficulties EarthLink may encounter with its growth and expansion could limit EarthLink's growth potential and lower future overall revenues and profitability.

    EarthLink depends on its ability to grow its customer base at a rapid pace. This is likely to place a significant strain on EarthLink's resources because of:

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  the need to manage relationships with various strategic partners, technology licensors, customers and other third parties;

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  difficulties in hiring and retaining skilled personnel necessary to support EarthLink's business;

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  increased demand on customer service and technical support;

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  pressures for the continued development of EarthLink's financial and information management systems; and

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  challenges associated with strategic acquisitions of complementary customer accounts and businesses, if any, including systems integration difficulties and infrastructure strains on our ongoing business.

    Difficulties EarthLink may encounter in dealing successfully with the above risks could limit Earthlink's growth and significantly and negatively impact the results of EarthLink's operations by lowering future overall revenues and increasing future overall costs.

The ability of EarthLink stockholders to effect changes in control of EarthLink is limited.

    There are provisions in EarthLink's certificate of incorporation, bylaws, and the Delaware General Corporation Law that could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer, or proxy contest involving EarthLink or could discourage a third party from attempting to acquire control of EarthLink, even if these events would be beneficial to the interests of the stockholders. In particular, the board of directors could delay a change in control of EarthLink. In addition, our certificate of incorporation authorizes our board to provide for the issuance of shares of preferred stock of EarthLink, in one or more series, which the board of directors could issue without further common stockholder approval and with terms and conditions and rights, privileges and preferences determined by the board of directors. EarthLink has no current plans to issue any additional shares of preferred stock. Furthermore, EarthLink is governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless specified conditions are met. These factors could have the effect of delaying, deferring, or preventing a change of control of EarthLink.

Sprint Corporation is one of our principal stockholders, and therefore it currently can exercise significant influence over EarthLink.

    Prior to selling any of our shares in connection with this Registration Statement, Sprint Corporation owns approximately 9.5% of the common stock of EarthLink, and it also owns EarthLink preferred stock that if converted would cause its ownership percentage to increase to approximately 26.4%, on a fully-diluted basis. Calculated pursuant to SEC rules, as of August 16, 2001, Sprint beneficially owns approximately 28.3% of our common stock. As a result, Sprint is able to exercise significant influence over most matters requiring stockholder approval, including the election of directors and the approval of significant corporate matters, such as some types of change-of-control transactions. This assumes that Sprint has converted its non-voting shares of preferred stock into shares of common stock. To the extent that EarthLink engages in significant transactions in the future, we may be required to seek Sprint's prior approval. However, to the extent Sprint sells shares pursuant to this registration statement or otherwise, its ownership percentage and influence will decrease.

We may become regulated by the Federal Communications Commission or other government agencies, which could significantly increase our overhead costs and require us to modify our growth strategies and operating plans.

    As an Internet service provider, EarthLink is not currently directly regulated by the Federal Communications Commission or any other agency, other than regulations applicable to businesses and publicly-traded companies generally. In a report to Congress on April 10, 1998, the Federal Communications Commission reaffirmed that Internet service providers should be classified as unregulated "information service providers" rather than regulated "telecommunications providers" under the terms of the federal Telecommunications Act of 1996.

    Nevertheless, Internet-related regulatory policies are continuing to develop, and it is possible that we could be exposed to regulation in the future. For example, in the same report to Congress, the Federal Communications Commission stated its intention to consider whether to regulate voice and fax telephony services provided over the Internet as "telecommunications" even though Internet access itself would not be regulated. We cannot predict whether in the future the Federal Communications Commission will modify its current policies regarding the regulation of Internet service providers.

    Access Charges.  EarthLink also could be adversely affected by any change in the ability of customers to reach our network through a dial-up telephone call without incurring any additional charges (e.g., access charges). The absence of these additional charges has allowed Internet service providers to offer flat-rate, non-usage sensitive pricing, and has been an important reason for the growth in Internet use. The Federal Communications Commission has recently ruled that calls connecting end users to their Internet service providers are jurisdictionally interstate rather than local, and are subject to newly implemented cost recovery rules. These new rules could result in increased costs to EarthLink customers accessing our network through a dial-up telephone call if these charges are ultimately passed along to our customers by the applicable telecommunications carriers. EarthLink could be adversely affected by any regulatory change that would increase the cost of using the Internet for our customers.

    Potential Liability.  The law relating to the liability of Internet service providers and on-line services companies for information carried on, stored on, or disseminated through our network is unsettled and developing. Someone may file a claim in the future relating to information carried on, stored on, or disseminated through our network and may be successful in imposing liability on us. If that happens, we may have to spend significant amounts of money to defend ourselves against these claims and, if we are not successful in our defense, the amount of damages that we will have to pay may be significant. Any costs that we incur as a result of defending these claims or the amount of liability that we may suffer if our defense is not successful could harm our business, financial condition and results of operations.

    If, as the law in this area develops, we become liable for information carried on, stored on, or disseminated through our network, we may decide to take actions to reduce our exposure to this type of liability. This may require us to spend significant amounts of money for new equipment and may also require us to discontinue offering some of our products or services.

    Other Issues.  Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet, covering issues such as:

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  content;

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  privacy;

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  access to some types of content by minors;

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  pricing;

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  bulk e-mail or "spam;"

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  encryption standards;

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  consumer protection;

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  electronic commerce;

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  taxation;

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  copyright infringement; and

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  other intellectual property issues.

    We cannot predict the impact, if any, that any future regulatory changes or developments may have on our business, financial condition, or results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could significantly and negatively impact our business, financial condition and results of operations.

EarthLink's stock price may fluctuate significantly regardless of EarthLink's actual operating performance.

    EarthLink common stock is listed for trading on the Nasdaq National Market. The trading price of EarthLink's common stock is highly volatile. EarthLink's stock price could be subject to wide fluctuations in response to a variety of factors, including:

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  actual or anticipated variations in quarterly operating results and announcements of technological innovations;

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  new products or services offered by EarthLink or its competitors;

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  changes in financial estimates by securities analysts;

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  conditions or trends in the Internet services industry and the portal and community services segment in particular;

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  EarthLink's announcement of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

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  additions or departures of key personnel;

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  sales of common stock; and

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  other events that may be beyond EarthLink's control.

    In addition, the Nasdaq National Market, where most publicly-held Internet companies are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may materially harm the market price of EarthLink's common stock, regardless of EarthLink's actual operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Cautionary Note Regarding Forward-Looking Statements

    This Prospectus, any prospectus supplement and the information incorporated by reference may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in those sections. In addition, and with respect to each of these forward-looking statements, EarthLink seeks the protections afforded by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "will," "believe," "anticipate," "estimate," "expect," or "intend." Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

    Although we believe that our expectations that are expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations include, without limitation, (1) that our service offerings may fail to be competitive with existing and new competitors and competitive pressures could cause us to reduce, or prevent us from raising, prices for our services; (2) that we may not retain or grow our customer base; (3) that fluctuations in the use of the Internet for e-commerce transactions could negatively impact our subscriber growth rates and incremental revenue levels; (4) that service interruptions could harm our business; (5) that we are not profitable and may never achieve profitability or positive cash flow; (6) that we may not successfully enhance existing or develop new products and services in a cost-effective manner to meet customer demand in the rapidly evolving market for Internet services; (7) that our third party network providers may be unwilling or unable to provide Internet access; (8) that we may be unable to maintain or increase our customer levels if we do not have uninterrupted and reasonably priced access to local and long-distance telecommunications systems for delivering dial up and/or broadband access; (9) that we may not be able to protect our proprietary technologies or successfully defend infringement claims and may be required to enter licensing arrangements on unfavorable terms; (10) that our commercial and alliance arrangements may not be as beneficial to us as management anticipates; (11) that we may experience difficulties that limit our growth potential and lower future overall revenues; (12) that our stockholders have a limited ability to effect changes in control; (13) that Sprint can exercise significant control over us; (14) that government regulations could force us to change our business practices; (15) that our stock price may fluctuate significantly regardless of EarthLink's actual operating performance; and (16) that some other unforeseen difficulties may occur. This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included in this prospectus, in any prospectus supplement and in the information incorporated by reference. These factors are not intended to represent a complete list of all risks and uncertainties inherent in EarthLink's business, and should be read in conjunction with the more detailed cautionary statements included in this prospectus and/or any prospectus supplement under the caption "Risk Factors."

About EarthLink

    EarthLink, Inc. is a leading Internet service provider, or ISP, providing reliable nationwide Internet access and related value-added services to our individual and business customers. Our objective is to provide directly to consumers the highest quality access to the real Internet and related Internet-based services, which together make the Internet not only relevant but indispensable in the daily lives of our customers. Success in achieving this objective will be measured by achieving the highest customer ratings for quality and the highest customer loyalty in the industry, steady growth in customers and revenues, and high rates of profitability as measured by return on sales and return on equity. This performance will deliver meaningful rewards to our three stakeholders: customers, employees, and stockholders. We are intensely focused on improving margins by capitalizing on the continuing decline in telecommunications costs, the decline in the number of calls to our call centers due to the quality of our software and reliability of our services, benefits of scale, and streamlining of our internal processes and operations.

    Our customer base grew from approximately 1.6 million paying customers on December 31, 1998 to approximately 4.9 million paying customers on June 30, 2001. Our growth has resulted primarily from strategic acquisitions such as the purchase of OneMain.com, Inc. in September of 2000, as well as traditional marketing channels and alliances. We enhance our customers' Internet experience through (1) simple, rapid and reliable access to the Internet, (2) superior customer service and technical support, and (3) customer education and support. Our corporate offices are located at 1375 Peachtree St., Atlanta, Georgia 30309 and our telephone number at that address is (404) 815-0770. Our Internet site is located at http://www.earthlink.net. We are not incorporating the information on our website into this prospectus and we do not intend to make our website a part of this prospectus.

Use of Proceeds

    All of the net proceeds from the sale of our common stock by the selling stockholders will go to them upon sale of such shares. Accordingly, we will not receive any proceeds from the sales of our shares by the selling stockholders.

The Selling Stockholders

Sprint Corporation

    Sprint Corporation, one of the selling stockholders, and EarthLink began their business relationship in the area of consumer Internet access and related services in 1998. A major component of this relationship was Sprint's transfer of approximately 130,000 Internet customers to EarthLink and Sprint's further commitment to generating a minimum of 150,000 new customers each year for the next five years. In addition, EarthLink was co-branded as Sprint's exclusive consumer Internet access provider for at least ten years. Sprint also granted EarthLink exclusive access to certain dial-up modem ports in Sprint's network, allowed EarthLink access to Sprint's marketing and distribution channels, and allowed EarthLink the right to use Sprint's widely recognized brand name for at least ten years. In addition, Sprint provided EarthLink with a credit facility of up to $25 million (increasing to $100 million over three years) in the form of convertible senior debt. We have not utilized this facility, and it was terminated in connection with the amendments to our relationship with Sprint, discussed below. Sprint also paid EarthLink aggregate cash consideration of approximately $24 million. In exchange for the above, EarthLink issued shares of common stock and series A preferred stock to Sprint. Sprint later acquired additional shares of these securities as well as shares of series B preferred stock, upon exercise of its right to acquire additional shares when we make certain other issuances, and in connection with the merger of EarthLink Network and MindSpring.

    Currently, Sprint is one of EarthLink's principal stockholders, and therefore it currently can exercise significant influence over EarthLink. Sprint owns approximately 9.5% of the common stock of EarthLink, and it also owns EarthLink preferred stock that, if converted as of the date of this prospectus, would cause its ownership percentage to increase to approximately 26.4%, on a fully-diluted basis. As of August 16, 2001, Sprint beneficially owns 46,909,206 shares, or 28.3%, of our common stock, assuming full conversion of Sprint's preferred stock into common stock, as calculated pursuant to SEC rules. If Sprint sells its shares covered by this prospectus, thereafter it will beneficially own 21,909,206 shares, or 13.2%, of our common stock.

    In February 2001, EarthLink and Sprint renegotiated their commercial and governance arrangements to reflect the evolution of the parties' business relationship and the new dynamics of the telecommunications-Internet market. Under the renegotiated arrangement, EarthLink continues to support a variety of Sprint-branded retail Internet services, such as Sprint's broadband services, and some of its web hosting services through a wholesale arrangement between the parties. Sprint continues to sell EarthLink-branded dial up Internet access service, though Sprint may now, at its election, create a Sprint-branded dial-up service, using EarthLink components on a wholesale basis. Although Sprint may continue to use the EarthLink brand in these wholesale services, Sprint is not required to do so. Likewise, EarthLink is released from any obligation to co-brand any of its services with the Sprint brand. Both companies have removed all exclusivity provisions from the relationship. Sprint may pursue relationships with other Internet service providers, and EarthLink may enter into commercial relationships with other telecommunications service providers.

    Among the changes to the governance relationship, Sprint will no longer have an express right to acquire EarthLink pursuant to procedures provided in the agreement for the original relationship. Sprint will continue to have the right to maintain its percentage of EarthLink's fully diluted equity ownership by purchasing shares on the market or from third parties, in the event that Sprint's interest in EarthLink securities is diluted by the issuance of voting securities in a financing arrangement or an acquisition, or by the exercise of options or warrants or the conversion of convertible securities into voting stock. However, Sprint will, in most cases, have no other contractual rights to acquire EarthLink's equity securities. Sprint will have the right to receive notice and to submit a competing offer to purchase all, but not less than all, of EarthLink's equity securities in the event that a third-party offers to acquire a controlling interest in EarthLink. In that case, EarthLink's Board of Directors is not contractually obligated to accept Sprint's counter-offer, but is required to analyze and weigh Sprint's counter-offer in exercising its fiduciary duties to stockholders.

    As part of the February 2001 amendments, Sprint relinquished its right to appoint two members to the EarthLink Board of Directors and Sprint's representatives have resigned from their respective Board positions. This new governance arrangement between EarthLink and Sprint terminates in the event that (1) EarthLink consummates a change of control transaction with a third party, (2) Sprint acquires all of the equity of EarthLink pursuant to a counter-offer that EarthLink's Board of Directors accepts, or (3) Sprint's ownership of EarthLink's voting equity falls below 5% of EarthLink's total voting equity.

    Despite the renegotiation of Sprint and EarthLink's agreement, as of the date of this prospectus, Sprint, due to its ownership of a substantial percentage of our capital stock, is still able to exercise significant influence over most matters requiring stockholder approval, including the election of directors and the approval of significant corporate matters, such as some types of change of control transactions. This assumes that Sprint has converted its non-voting shares of preferred stock into shares of common stock. To the extent that EarthLink engages in significant transactions in the future, EarthLink may be required to seek Sprint's prior approval. The two companies maintain a close business relationship.

    In connection with the renegotiated commercial and governance agreements, EarthLink and Sprint entered into an amended registration rights agreement. Pursuant to this agreement, we agreed to register shares of EarthLink common stock for resale by Sprint.

    Sprint's address is 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.

Apple Computer

    Apple Computer, one of the selling stockholders, and Earthlink entered into an arrangement in January of 2000, pursuant to which Apple Computer, Inc. Limited, an Irish subsidiary of Apple Computer, Inc., purchased $200 million of our newly created series C preferred stock. Apple Computer, Inc. also entered into an Internet access agreement with us. In connection with its investment, Apple received the right to name a member of our Board of Directors. This director appointment right, however, terminates upon the earlier to occur of (1) Apple terminating the exclusivity provisions of the Internet access agreement, (2) Apple converting all of the series C preferred stock that it purchased from us into common stock, (3) Apple selling, prior to January 4, 2003, more than 25% of the series C preferred stock that it purchased from us, or (4) Apple selling, on or after January 4, 2003, more than 50% of the series C preferred stock that it purchased from us. We also granted Apple incidental and demand registration rights with respect to the series C preferred stock that it purchased from us. Under the commercial agreement, we serve as the exclusive default ISP on Apple's line of MacIntosh branded computers in the United States.

    Apple beneficially owns approximately 5.1% of our common stock, as calculated pursuant to SEC rules, assuming the full conversion of Apple's shares of our series C preferred stock into 7,083,333 shares of our common stock. If Apple sells its shares covered by this prospectus it will no longer own any of our shares.

    Apple's address is One Infinite Loop, Cupertino, California 95014.

Plan of Distribution

    The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock registered with this registration statement on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

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  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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  an exchange distribution in accordance with the rules of the applicable exchange;

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  privately negotiated transactions;

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  an underwritten public offering;

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  broker-dealers may agree with one or both of the selling stockholders to sell a specified number of such shares at a stipulated price per share;

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  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

    Each of the selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Each of the selling stockholders may also engage in puts and calls and other transactions in securities of EarthLink or derivatives of EarthLink securities and may sell or deliver shares in connection with the trades. Each selling stockholder may pledge its shares to its broker under the margin provisions of customer agreements. If either of the selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

    Broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Neither selling stockholder expects these commissions and discounts to exceed what is customary in the types of transactions involved. In no event will the maximum commission or discount to be received by any NASD member or independent broker-dealer exceed 8% for the sale of the securities registered hereunder.

    The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

    EarthLink is required to pay the majority of the fees and expenses incident to the registration of the shares. Additionally, we have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Legal Matters

    The validity of the issuance of the EarthLink common stock will be passed upon for EarthLink by Hunton & Williams, Atlanta, Georgia.

Experts

    The audited consolidated financial statements of EarthLink, Inc. incorporated by reference in EarthLink, Inc.'s Annual Report on Form 10-K/A for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The audited consolidated financial statements as of December 31, 1999 and for each of the two years in the period ended December 31, 1999 incorporated in this prospectus by reference to the Annual Report on Form 10-K/A of EarthLink, Inc. for the year ended December 31, 2000, except as they relate to MindSpring Enterprises, Inc., have been audited by PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to MindSpring Enterprises, Inc. by Arthur Andersen LLP, independent accountants, whose report thereon is also incorporated by reference. The statement of assets acquired and liabilities assumed of the Sprint Internet Passport Business acquired by EarthLink Network, Inc. as of June 5, 1998 incorporated in this prospectus by reference to the Current Report on Form 8-K of EarthLink, Inc. dated August 1, 2001 has also been audited by PricewaterhouseCoopers LLP, independent accountants. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

    Ernst & Young LLP, independent auditors, have audited the Statement of Revenues and Direct Expenses of the Consumer Internet Access Services of Sprint Corporation for the year ended December 31, 1997, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. The Statement of Revenues and Direct Expenses of the Consumer Internet Access Services of Sprint Corporation is incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where You Can Find More Information

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

450 Fifth Street, N.W	7 World Trade Center	500 West Madison Street
Room 1024	Suite 1300	Suite 1400
Washington, D.C. 20549	New York, New York 10048	Chicago, Illinois 60661

    Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

    Our common stock is quoted on the Nasdaq National Market under the symbol "ELNK," and our SEC filings can also be read at the following Nasdaq address:

    Nasdaq Operations
    1735 K Street, N.W.
    Washington, D.C. 20006

    Our SEC filings are also available to the public on the SEC's website at http://www.sec.gov.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have filed or may file with the SEC (File No. 001-15605):

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2000, which was filed on March 9, 2001 and amended on August 1, 2001, including information incorporated by reference in the Form 10-K from the definitive proxy statement for the 2001 annual meeting of stockholders of EarthLink held on May 24, 2001, which was filed on March 13, 2001;

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  Our Quarterly Report on Form 10-Q for the period ended March 31, 2001, which was filed on May 15, 2001;

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  Our Quarterly Report on Form 10-Q for the period ended June 30, 2001, which was filed with the SEC on August 10, 2001 and amended on August 14, 2001;

  •
  Our Current Reports on Form 8-K, dated February 8, 2001, April 26, 2001, June 5, 1998 and July 19, 2001, and which were filed with the SEC on March 2, 2001, May 1, 2001, August 1, 2001 and August 2, 2001, respectively;

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  The description of our common stock contained in our registration statement on Form 8-A, including information incorporated by reference from the prospectus portion of our registration statement on Form S-4 (Registration No. 333-94177), filed with the SEC on January 7, 2000; and

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  Any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the offered securities to which this prospectus (and any accompanying prospectus supplement) relates are sold or the offering is otherwise terminated.

    You may request a copy of these filings, at no cost, by writing to us at the following address or telephoning us at (404) 815-0770 between the hours of 9:00 a.m. and 4:00 p.m., Atlanta, Georgia local time:

    Investor Relations
    EarthLink, Inc.
    1375 Peachtree Street, N.W.
    Atlanta, Georgia 30309
    investors@earthlink.net

QuickLinks

Prospectus Supplement
Prospectus
SUMMARY
Our Market Opportunity
Our Business Strategy
Our Corporate Profile
The Offering
BUSINESS
MANAGEMENT
USE OF PROCEEDS
SELLING STOCKHOLDER
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS

Risk Factors
Cautionary Note Regarding Forward-Looking Statements
About EarthLink
Use of Proceeds
The Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information